Exhibit 99.2
FOR IMMEDIATE RELEASE
December 18, 2009, SINGAPORE (SST)
Contact:
Chartered Semiconductor Manufacturing:
U.S. Contact: Tiffany Sparks, +1 408 941.1185, tiffanys@charteredsemi.com
Singapore Contact: Evangelina Wee, +65 6339 9110, ewee@kreabgavinanderson.com
U.S. IR Contact: Suresh Kumar, +1 408 941.1110, sureshk@charteredsemi.com
Singapore IR Contact: Li Chuen Lim, +65 6360 4060, lclim@charteredsemi.com
ATIC:
Abu Dhabi Contact: Brian Lott, +971 2413 3459, brian.lott@atic.ae
U.S. Contact: Amanda Orr, +1 202 295.8786, amanda.orr@harbourgrp.com
ATIC’S ACQUISITION OF CHARTERED BECOMES EFFECTIVE TODAY
SINGAPORE — December 18, 2009 — Advanced Technology Investment Company LLC (ATIC) of Abu Dhabi and Chartered Semiconductor Manufacturing Ltd. (Chartered) of Singapore announced that ATIC’s acquisition of Chartered becomes effective today.
ATIC made its acquisition by way of a scheme of arrangement under section 210 of the Companies Act of Singapore (the Scheme), and Chartered ordinary shareholders approved the acquisition last month. As all the requisite regulatory approvals and conditions precedent have been received, a copy of the order of the High Court sanctioning the Scheme was lodged with the Accounting and Corporate Regulatory Authority of Singapore today, making the Scheme effective and binding on all Chartered ordinary shareholders.
“The acquisition process is now completed. On behalf of the Board, I want to express my sincere gratitude for the support of our ordinary shareholders who overwhelmingly voted in favor of this transaction and to our employees who have continued to deliver their best to customers during this transition phase,” said Jim Norling, chairman of the board of directors at Chartered.
“With the approval process behind us, we will now focus our attention on combining two great companies, Chartered and GLOBALFOUNDRIES,” said Ibrahim Ajami, chief executive officer of ATIC. “Customers have told us they are excited about the combination of technology, talent and capacity this new entity will bring to the marketplace. We share their enthusiasm.”

The American Depositary Share (“ADS”) program of Chartered will be terminated with effect from today and the ADSs will cease trading. Chartered is scheduled to be delisted from the Nasdaq on December 28, 2009 and the SGX on December 29, 2009, and will be deregistered from the US Securities Exchange Commission in due course. The date for payment to shareholders is scheduled for December 28, 2009.
ATIC is a technology investment company wholly owned by the government of Abu Dhabi. This acquisition is its second major investment in the semiconductor industry and follows its creation in March 2009 of Globalfoundries, a U.S.-headquartered, leading-edge semiconductor manufacturing company and a joint venture with AMD. The acquisition of Chartered is made through ATIC International Investment Company LLC, a wholly-owned subsidiary of ATIC.
RESPONSIBILITY STATEMENT
The directors of Chartered Semiconductor Manufacturing Ltd. (Chartered) (including those who may have delegated detailed supervision of this Press Release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Press Release are fair and accurate and that no material facts have been omitted from this Press Release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of Chartered has been to ensure through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Press Release. The directors of Chartered do not accept any responsibility for any information relating to or opinions expressed by or on behalf of Advanced Technology Investment Company LLC and/or ATIC International Investment Company LLC.
The directors of both the Advanced Technology Investment Company LLC (ATIC) and ATIC International Investment Company LLC (including those who may have delegated detailed supervision of this Press Release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Press Release are fair and accurate and that no material facts have been omitted from this Press Release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of ATIC and the directors of ATIC International Investment Company LLC has been to ensure through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Press Release. The directors of ATIC and the directors of ATIC International Investment Company LLC do not accept any responsibility for any information relating to or opinions expressed by or on behalf of Chartered.
For more information on the announcement, go to: www.advancedtechnologyic.com and www.charteredsemi.com.

About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTEREDSC), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 40/45 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company owns or has an interest in six fabrication facilities, including a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
About ATIC
The Advanced Technology Investment Company (ATIC) was created in 2008. A technology investment company wholly owned by the Government of Abu Dhabi, ATIC is focused on making significant investments in the advanced technology sector, both locally and internationally. Its mandate is to generate returns that deliver long-term benefits to the Emirate of Abu Dhabi.
ATIC seeks to leverage the unique advantages it enjoys as an investor from the Emirate of Abu Dhabi to identify and realize long-term investment opportunities in the highly competitive and capital-intensive advanced technology sector. These advantages include significant and reliable capital, a patient investment philosophy, and a subsequently long-term investment horizon. For more information about ATIC visit www.advancedtechnologyic.com
Forward-Looking Statement
This Press Release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to the future plans of Chartered following the acquisition and the expected benefits from the acquisition. These forward-looking statements are based on the current expectations of the management of Chartered and the management of ATIC and ATIC International Investment Company LLC (as applicable) and are subject to risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as Chartered, ATIC and ATIC International Investment Company LLC cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur.